UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vitamin Shoppe, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92849E101

(CUSIP Number)

Shahla Ali

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2016

Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

(Page 1 of 18 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,587,727 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,587,727 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,587,727 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 5.45%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 476,995 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 476,995 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,995 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 1.64%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,434 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,434 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,434 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.30%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,105 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,105 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,105 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.21%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP181 (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,600 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,600 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,600 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.06%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,435 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,435 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,435 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.04%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,267,066 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,267,066 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,066 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 7.79%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 92849E101	SCHEDULE 13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,267,066 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,267,066 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,066 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 7.79%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,267,066 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,267,066 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,066 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 7.79%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,267,066 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,267,066 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,066 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 7.79%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92849E101	SCHEDULE 13D	Page 12 of 18 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Vitamin Shoppe, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on April 22, 2015, as amended by Amendment No. 1 thereto filed on July 31, 2015 and Amendment No. 2 thereto filed on October 13, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed to amend Item 3, Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Reporting Persons used approximately $50,662,309 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended to add the following:

On January 12, 2016, the Issuer entered into an Agreement (the “Agreement”) with the Reporting Persons, pursuant to which, among other things, the Issuer will, (i) no later than February 29, 2016, increase the size of the Board by one (1) director to eleven (11) directors such that there would be one (1) vacancy on the Board and appoint a highly qualified independent director (who shall not be a current or former employee, advisor, consultant or Affiliate (as defined in the Agreement) of the Reporting Persons or any of its Affiliates) to be proposed by the Reporting Persons and agreed to by the Issuer in accordance with certain review obligations of the Issuer (the “Initial New Director”) to fill the newly created vacancy and (ii) no later than March 31, 2016, further increase its Board size by one additional member (to 12 members total) and appoint a highly qualified independent director (the “Subsequent New Director” and, together with the Initial New Director, the “New Directors”). In addition, the Issuer will include the New Directors in its slate of nominees for election to the Board at the 2016 annual meeting of shareholders (the “2016 Annual Meeting”), and use its reasonable best efforts to cause the election of the New Directors to the Board at the 2016 Annual Meeting, including recommending that the Issuer’s stockholders vote in favor of the election of the New Directors along with all other Issuer nominees. At the 2016 Annual Meeting, two (2) of the directors serving on the Board on the date hereof shall not seek re-election and the Board shall take all necessary actions to decrease the size of the Board from twelve (12) members to ten (10) members effective immediately after the 2016 Annual Meeting.

Pursuant to the Agreement, subject to compliance with New York Stock Exchange listing requirements, the Initial New Director will be appointed to the Nomination and Governance Committee of the Board.

Pursuant to the Agreement, the Issuer has agreed to, as soon as reasonably practicable, but in no event later than February 29, 2016, retain an experienced operational consultant for purposes of identifying areas of increased operational efficiency and potential cost-cutting measures.

Pursuant to the Agreement, the Reporting Persons, subject to certain exceptions, have agreed to certain standstill obligations during the Standstill Period, including the obligation to not solicit proxies or consents, and not to acquire more than 12.5% of the Common Shares. “Standstill Period” means the period from the date of the Agreement until 12:01 a.m. on the thirtieth (30th) day prior to the advance notice deadline for making director nominations at the 2017 annual meeting of shareholders.

Until the end of the Standstill Period, the Reporting Persons have generally agreed to vote all of their Common Shares for all directors nominated by the Board for election at the 2016 Annual Meeting, and in favor of auditor ratification and “say-on-pay” proposals, and in accordance with the recommendation of the Board on any other proposals or other business that comes before such meeting provided that such recommendation is unanimous and includes the affirmative vote of the New Directors.

If at any time the Reporting Persons ceases to hold a net long position, as defined in the Agreement, in at least 5% of the outstanding Common Shares, certain of the Issuer’s obligations terminate and the Issuer shall not be obligated to nominate the New Directors for election to the Board.

CUSIP No. 92849E101	SCHEDULE 13D	Page 13 of 18 Pages

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are amended and restated as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 2,267,066 Common Shares. Based upon a total of 29,120,557 Common Shares outstanding as of October 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2015, filed with the Securities and Exchange Commission on November 4, 2015, the Reporting Persons’ shares represent approximately 7.79% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,587,727 Common Shares reported herein as owned by DOF, (ii) the 476,995 Common Shares reported herein as owned by ROF, (iii) the 88,434 Common Shares reported herein as owned by RVC, (iv) the 61,105 Common Shares reported herein as owned by OFF, (v) the 17,600 Common Shares reported herein as owned by SRI, (vi) the 12,435 Common Shares reported herein as owned by AOF and (vii) an additional 22,770 Common Shares held in the Accounts.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons since Amendment No. 2 is set forth in Appendix A hereto and is incorporated herein by reference.

Item 7.	Material to be Filled as Exhibits

Exhibit Number	Description of Exhibit

1	Support Agreement, dated January 12, 2016, by and among the Issuer and the Reporting Persons.

CUSIP No. 92849E101	SCHEDULE 13D	Page 14 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 12, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CUSIP No. 92849E101	SCHEDULE 13D	Page 15 of 18 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CUSIP No. 92849E101	SCHEDULE 13D	Page 16 of 18 Pages

Appendix A

TRANSACTIONS IN THE ISSUER’S COMMON SHARES BY THE REPORTING PERSONS SINCE AMENDMENT NO. 2

The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons since Amendment No. 2, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Black Diamond Arbitrage Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	888.00	21.61	24,520.88	11/17/2015
Sell	842.00	28.28	23,806.26	11/17/2015

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	4,127.00	30.24	124,821.94	11/5/2015
Buy	1,953.00	30.37	59,329.99	11/5/2015
Buy	1,889.00	30.72	58,031.59	11/5/2015
Buy	10,392.00	30.47	316,820.90	11/6/2015
Buy	5,960.00	30.49	181,802.65	11/6/2015
Buy	36.00	30.40	1,094.68	11/9/2015
Buy	25.00	30.40	760.20	11/9/2015
Buy	11.00	30.40	334.49	11/9/2015
Buy	257.00	30.40	7,814.78	11/9/2015
Buy	1,040.00	30.40	31,626.40	11/9/2015
Buy	42.00	30.50	1,281.39	11/10/2015
Buy	29.00	30.50	884.77	11/10/2015
Buy	13.00	30.50	396.62	11/10/2015
Buy	303.00	30.50	9,244.28	11/10/2015
Buy	3,861.00	30.50	117,793.32	11/10/2015
Buy	987.00	29.52	29,144.92	11/13/2015
Buy	457.00	29.52	13,494.66	11/13/2015
Buy	8,301.00	29.52	245,118.57	11/13/2015
Buy	30,607.00	29.33	898,140.99	11/13/2015
Buy	42,127.00	27.50	1,158,564.11	11/17/2015
Buy	47,134.00	27.61	1,301,539.42	11/17/2015
Sell	46,986.00	28.28	1,328,457.72	11/17/2015
Buy	15,991.00	28.75	460,380.89	11/18/2015
Buy	20,117.00	28.49	573,268.11	11/19/2015

CUSIP No. 92849E101	SCHEDULE 13D	Page 17 of 18 Pages

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	156.00	30.24	4,718.25	11/5/2015
Buy	113.00	30.37	3,432.82	11/5/2015
Buy	111.00	30.72	3,410.01	11/5/2015
Buy	605.00	30.47	18,444.64	11/6/2015
Buy	226.00	30.49	6,893.86	11/6/2015
Buy	1.00	30.40	30.41	11/9/2015
Buy	9.00	30.40	273.67	11/9/2015
Buy	60.00	30.40	1,824.60	11/9/2015
Buy	1.00	30.50	30.51	11/10/2015
Buy	11.00	30.50	335.60	11/10/2015
Buy	225.00	30.50	6,864.41	11/10/2015
Buy	31.00	29.52	915.39	11/13/2015
Buy	14.00	29.52	413.40	11/13/2015
Buy	323.00	29.52	9,537.80	11/13/2015
Buy	1,781.00	29.33	52,262.20	11/13/2015
Buy	1,596.00	27.50	43,892.72	11/17/2015
Buy	1,688.00	27.61	46,611.76	11/17/2015
Sell	1,716.00	28.28	48,517.29	11/17/2015
Buy	606.00	28.75	17,446.74	11/18/2015
Buy	762.00	28.49	21,714.49	11/19/2015

Black Diamond Relative Value Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	2,374.00	30.24	71,802.11	11/5/2015
Buy	3,429.00	30.49	104,597.53	11/6/2015
Buy	24.00	30.40	729.78	11/9/2015
Buy	16.00	30.40	486.52	11/9/2015
Buy	7.00	30.40	212.85	11/9/2015
Buy	141.00	30.40	4,287.49	11/9/2015
Buy	27.00	30.50	823.74	11/10/2015
Buy	19.00	30.50	579.67	11/10/2015
Buy	8.00	30.50	244.07	11/10/2015
Buy	167.00	30.50	5,095.04	11/10/2015
Buy	703.00	29.52	20,758.75	11/13/2015
Buy	329.00	29.52	9,714.98	11/13/2015
Buy	4,574.00	29.52	135,064.73	11/13/2015
Buy	24,232.00	27.50	666,421.19	11/17/2015
Buy	9,198.00	28.75	264,810.42	11/18/2015
Buy	11,572.00	28.49	329,763.81	11/19/2015

CUSIP No. 92849E101	SCHEDULE 13D	Page 18 of 18 Pages

Black Diamond Relative Value Cayman, L.P.

Type	Qty	Price	Net Amount	Trade Date
Buy	454.00	30.24	13,731.32	11/5/2015
Buy	656.00	30.49	20,010.49	11/6/2015
Buy	4.00	30.40	121.63	11/9/2015
Buy	23.00	30.40	699.38	11/9/2015
Buy	7.00	30.40	212.85	11/9/2015
Buy	5.00	30.50	152.55	11/10/2015
Buy	27.00	30.50	823.75	11/10/2015
Buy	8.00	30.50	244.07	11/10/2015
Buy	1,033.00	29.52	30,503.25	11/13/2015
Buy	39.00	29.52	1,151.62	11/13/2015
Buy	4,549.00	27.50	125,104.78	11/17/2015
Buy	84.00	27.50	2,310.14	11/17/2015
Buy	1,759.00	28.75	50,641.61	11/18/2015
Buy	2,213.00	28.49	63,063.20	11/19/2015

WTL

Type	Qty	Price	Net Amount	Trade Date
Buy	89.00	$30.24	2,691.82	11/5/2015
Buy	129.00	$30.49	3,935.00	11/6/2015
Buy	5.00	$30.40	152.04	11/9/2015
Buy	1.00	$30.50	30.51	11/10/2015
Buy	5.00	$30.50	152.55	11/10/2015
Buy	29.00	$29.52	856.34	11/13/2015
Buy	16.00	$29.52	472.46	11/13/2015
Buy	164.00	$29.52	4,842.73	11/13/2015
Buy	912.00	$27.50	25,081.55	11/17/2015
Buy	290.00	$27.61	8,007.95	11/17/2015
Sell	456.00	$28.28	12,892.70	11/17/2015
Buy	346.00	$28.75	9,961.34	11/18/2015
Buy	436.00	$28.49	12,424.57	11/19/2015